UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 13(e)(1) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Final Amendment)

Federated Hermes Project and Trade Finance Tender Fund

(Name of Issuer)

Federated Hermes Project and Trade Finance Tender Fund

(Name of Person(s) Filing Statement (Issuer))

Common Shares of Beneficial Interest

(Title of Class of Securities)

31424D104

(CUSIP Number of Class of Securities)

Peter J. Germain, Esquire

1001 Liberty Ave.

Pittsburgh, PA 15222

1-412-288-1900

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Filing Persons(s))

With a copy to: Clair E. Pagnano

K&L Gates LLP

State Street Financial Center

One Lincoln Street Boston, MA 02111-2950 1-617-261-3100

October 12, 2022

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐ third-party tender offer subject to Rule 14d-1.

☒ issuer tender offer subject to Rule 13e-4.

☐ going-private transaction subject to Rule 13e-3.

☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

Final Amendment to Tender Offer Statement

This Final Amendment amends the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on October 12, 2022 by the Federated Hermes Project and Trade Finance Tender Fund (the “Fund”) relating to the Fund’s offer to repurchase common shares of beneficial interest of the Fund (“Shares”) from its shareholders (“Shareholders”) on the terms and subject to the conditions set forth in the Offer to Repurchase and the related Letter of Transmittal in an aggregate amount of up to $86,863,840.59 (the “Offer”) and constitutes the final amendment pursuant to Rule 13e-4(c)(4) under the Securities Exchange Act of 1934, as amended.

Pursuant to the Offer, $8,111,744.95 was tendered and accepted by the Fund at a net asset value of $10.03 per Share as determined as of December 23, 2022. 808,748.25 Shares were tendered for repurchase.

Item 12(b). Filing Fee

Exhibit – Calculation of Filing Fee Tables

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2023

FEDERATED HERMES PROJECT AND TRADE FINANCE TENDER FUND

By: /s/ J. Christopher Donahue

Name: J. Christopher Donahue

Title: President and Trustee